Filed by Rusoro Mining Ltd.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Gold Reserve Inc.

Commission File Number: 001-31819

Date: December 15, 2008

Gold Reserve Inc. Premium Bid For and Logical Combination with Unlocking One of the World’s Most Prolific Gold Mining Regions December 15, 2008

2 Rusoro has filed an offer and circular and related documents (the “Circular”) with Canadian securities regulatory authorities and a registration statement, prospectus, tender offer statement and related documents with the United States Securities and Exchange Commission (the “SEC”) relating to the offer. Shareholders are strongly advised to read these documents, as well as any amendments or supplements to these documents, because they contain important information. Shareholders may obtain a free copy of the Circular and related documents at the Canadian securities regulators’ website at www.sedar.com and a free copy of the registration statement, prospectus, tender offer statement and related documents at the SEC’s website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Rusoro’s information agent, Georgeson Shareholder Communications Canada Inc. at 100 University Avenue, 11th Floor, South Tower, Toronto, Ontario, M5J 2Y1, North American Toll Free Number: 1-888-605-7615, Banks and Brokers Call Collect: 1-212-806-6859 or to Ross Gatensbury, Rusoro Mining Ltd., Suite 2164, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1B1, telephone(604) 632-4044. You should read these materials carefully before making a decision concerning the offer. Additional Information About the Offer

3 This presentation contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include possible events, statements with respect to possible events, the proposed transaction, the business, operations and financial performance and condition each of Rusoro and Gold Reserve and the proposed combined company, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance coverage. The words “plans,” “expects,” “is expected,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” and similar expressions identify forward looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Rusoro as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of Rusoro contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, (1) that Rusoro will be successful in acquiring 100% of the outstanding Gold Reserve equity, (2) that all required third party regulatory and governmental approvals to the offer will be obtained and all other conditions to completion of the transactions will be satisfied or waived, (3) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (4) permitting, development, expansion and power supply proceeding on a basis consistent with our current expectations; (5) permitting and development proceeding on a basis consistent with Rusoro's current expectations; (6) the exchange rate between the Canadian dollar, the Venezuelan Bolivar and the U.S. dollar being approximately consistent with current levels; (7) certain price assumptions for gold; (8) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (9) production forecasts meeting expectations; (10) the accuracy of Rusoro's current mineral reserve and mineral resource estimates; and (11) labour and materials costs increasing on a basis consistent with Rusoro's current expectations. Known and unknown factors could cause actual results or events to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to, fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; disruption to the credit markets and delays in obtaining financing; inflationary pressures; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Venezuela or other countries in which we do or may carry on business; business opportunities that may be presented to, or pursued by Rusoro, Rusoro's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; actual results of exploration activities; the possibility of cost overruns or unanticipated expenses; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining and renewing necessary licenses and permits; the impact of Venezuelan law on our operations; diminishing quantities or grades of reserves; adverse changes in our credit rating; contests over title to properties, particularly title to undeveloped properties; and the occurrence of natural disasters, hostilities, acts of war or terrorism. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). The following factors, amongst others, related to the business combination of Rusoro and Gold Reserve could cause actual results to differ materially from forward-looking statements, included in this presentation: the Rusoro shares issued in connection with the offer may have a market value lower than expected; the business of Rusoro and Gold Reserve may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; and the expected combination benefits from the combination of Rusoro and Gold Reserve may not be fully realized or not realized within the expected time frame. These factors are not intended to represent a complete list of the factors that could affect Rusoro and the combination of Rusoro and Gold Reserve. Although Rusoro has attempted to identify important factors that could cause actual results or events to differ materially from those described in forward-looking statements, there may be other factors that could cause results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, undue reliance should not be placed on forward-looking statements. Rusoro undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in the Circular or as otherwise required by law. Forward-Looking Statements

4 This presentation and other information released by Rusoro uses the terms “reserves”, “proven reserves”, “probable reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”). United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legaly or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report "resources" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this presentation or released by Rusoro in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. Information relating to Gold Reserve is based upon publicly available documents and records on file with Canadian and United States securities regulatory authorities and other public sources. Neither Rusoro nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information. All references to “$” in this presentation are US$ unless otherwise indicated Please see Appendix A for further technical disclosure. Note Concerning Resource Estimates

5 • 3 Rusoro shares per Gold Reserve share o Implied bid value of Cdn$1.08 per Gold Reserve share, compared to Gold Reserve’s closing price of Cdn$0.45 1 o 209% premium on 30-day volume weighted basis 2 o 140% premium using closing prices December 12, 2008 3 • Rusoro management’s proven ability to obtain permits and deliver results in Venezuela o Rusoro has recently acquired, resolved permitting issues and re-started operations at both Choco 10 and Isidora • A logical combination –Opportunity to unlock the inherent value of Gold Reserve’s Brisas project located in one of the world’s most prolific gold mining regions, to the benefit of all shareholders The Bid – Key Benefits 1. Based on closing prices of Rusoro and Gold Reserve on the TSXV and TSX, respectively, as of December 12, 2008. 2. Based on the volume weighted average trading prices for Rusoro and Gold Reserve for the preceding 30 trading days prior to announcement on the TSX Venture Exchange and the Toronto Stock Exchange, respectively. 3. Based on the closing prices, prior to announcement, of Rusoro and Gold Reserve on the TSX Venture Exchange and the Toronto Stock Exchange, respectively.

RUSORO MINING

Further Benefits to Gold Reserve Shareholders

- Further benefits of the combination to Gold Reserve Shareholders include:
  - ✓ Rusoro's existing production of +100,000 ounces per annum from two operating mines (Choco 10 & Isidora), with organic growth plan underway
  - ✓ Ongoing participation in Brisas through all-stock offer
  - ✓ Combined company will have a world class reserve and resource base[1]

Category	Au Ozs (000's)
Reserves – Proven and Probable	12,244
Resources – Measured & Indicated (inclusive of reserves)	18,935
Resources – Inferred	9,302

  - ✓ Full exposure to gold price, no hedging[2]
  - ✓ Concrete corporate and in-country synergies, from combining neighbouring assets in the El Callao and KM88 gold mining regions

1. Resources reported inclusive of reserves. Please see Appendix A for full disclosure. Gold Reserve's reserves and resources based on Gold Reserve's public filings.
2. Rusoro is unhedged, Gold Reserve's position based on Gold Reserve's public filings.

6

RUSORO MINING

Combined Company Asset Base

- Complementary asset base with concrete synergies

Choco 5, El Callao (Gold Reserve)
Exploration

Increible 6, El Callao (Rusoro)
Production and Development

Choco 10, El Callao (Rusoro)
Production and Development

SREP/Emilia Mill, El Dorado (Rusoro)
Development



Gold Reserve
Choco 5
INCREIBLE 6
Minerven
Columbia Mine
RUSORO MINING
VENEZUELA
ISIDORA
MINE
CHOCO 10
MINE AND MILL
RUSORO
PROPERTIES
EMILIA FACILITY
AND SATELLITE
DEPOSITS
CAMORRA
MILL
SREP
DEPOSITS
TRINIDAD
PROJECT
VALLE HONDO
DEPOSIT
CEIBA
DEPOSIT
N
KM88
PROJECTS
Crystallex
Las Cristinas
0 6 12
Km
Gold Reserve
Brisas De Cuyuni

Isidora, El Callao (Rusoro)
Production

Valle Hondo, Cuyuni (Rusoro)
Exploration

Yuruan, KM88 (Rusoro)
Exploration

Brisas, KM88 (Gold Reserve)
Development

7

RUSORO MINING

Post Transaction Ownership

Current Market Capitalizations[1]


Gold Reserve 15%
Rusoro 85%

Post Transaction Ownership[2]


Gold Reserve 30%
Rusoro 70%

- Rusoro's premium all stock offer enables Gold Reserve Shareholders to participate in the premier Venezuelan gold company
  - All share deal provides certain Gold Reserve Shareholders an opportunity to participate in a tax efficient manner
- Premium offer means Gold Reserve Shareholders get approximately double the ownership than current market valuations imply

1. Market capitalization sourced from closing prices of Rusoro and Gold Reserve on the TSXV and TSX, respectively, as of December 12, 2008. Calculated on an issued and outstanding share basis.
2. Relative shareholder ownership calculated on an issued and outstanding share basis.

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9 E N D E A V O U R F I N A N C I A L 9 • Rusoro is a junior gold producer in the early stages of its growth profile o Gold resources of 7.10 million ozs M&I and 7.02 million ozs Inferred o Producing in excess of 100,000 attributable ozs in 2008 from twooperating mines (Choco 10 & Isidora) o Third mine fully permitted and in development at SREP o Expansion studies underway at Choco 10 which is expected to incorporate a fourth mine at Increible 6 eight kilometres away • Proven ability to grow and operate in the Venezuelan environment o Acquired two gold mines, from Gold Fields and Hecla Mining, and resolved labour and permitting issues to get them re-started o Fully permitted a third mine at SREP within the last 12 months o Significant drill program maintained: 8 to 12 rigs active over past 12 months o First to partner with Venezuelan Government with a Mixed Enterprise JV of its kind in the mining industry (Isidora & Twin Shear) Rusoro Overview

10 E N D E A V O U R F I N A N C I A L 10 Premium offer to Gold Reserve Shareholders 1. Based on the volume-weighted average price of Rusoro and Gold Reserve on the TSXV and TSX, respectively, for the trading days preceding announcement. Premium to Gold Reserve Share Price Premium Value Offer To Gold Reserve Shareholders1

RUSORO MINING

Exceptional Bid Value Confirmed Through Historic Context

Historical Value of 3 to 1 Exchange Ratio[1]


C$4.50
C$4.00
C$3.50
C$3.00
C$2.50
C$2.00
C$1.50
C$1.00
C$0.50
$-
Cdn$ per Gold Reserve Share
July-08
August-08
September-08
October-08
November-08
December-08
Both currently and historically the proposed 3 to 1 exchange ratio offers an attractive premium over Gold Reserve's share price
Gold Reserve Share Price
Value of Rusoro Offer (3 Shares)

- Consistently strong bid value – now and historically

1. Source: Bloomberg closing share prices of Rusoro and Gold Reserve on the TSXV and TSX, respectively, and using 3:1 exchange ratio.

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RUSORO MINING

Offer Represents Exceptional Value to Gold Reserve Shareholders


Exceptional Value Bid
Rusoro's C$1.08 per share bid value
Cdn$ per share
C$1.10
C$0.90
C$0.70
C$0.50
C$0.30
C$0.10
-C$0.10
140%
C$0.45
+ C$1.12
-C$0.04
118%
C$0.50
Gold Reserve's Closing Price Dec 8, 08
Gold Reserve's Net Cash/Share*
Gold Reserve's EV/Share**

- Rusoro's bid represents exceptional value under a range of market based valuations

* Gold Reserve's net cash = cash and restricted cash balances as of Gold Reserve's Sept 30, 2008 financial statements less US$103.5 million in Gold Reserve debt.

** Gold Reserve's Enterprise Value = Gold Reserve's market capitalization, on an issued and standing share basis and Gold Reserve's closing share price on the TSX on Dec 12, 2008, plus debt (US$103.5m) minus cash and restricted cash balances as of Gold Reserve's Sept 30, 2008 financial statements.

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13 E N D E A V O U R F I N A N C I A L 13 • Offer by way of all-stock takeover bid • Key Conditions o 66 2/3% minimum tender threshold o Approval of Gold Reserve noteholders through the execution of a supplemental indenture o Shareholder Rights Plan being waived, invalidated or cease traded • Mechanics o Offer open until Midnight (Eastern time) at the end of January 21, 2009 o Bid documents available on www.sedar.com & www.sec.gov, from Rusoro or its information agent listed on the back page of this presentation o Shares can be tendered at any time Timing and Bid Mechanics

14 E N D E A V O U R F I N A N C I A L 14 • Exceptional premium offer • Existing production with excellent production growth profile • Logical combination of neighbouring complimentary assets • Ongoing participation in Brisas development and regional growth • Motivated and effective management with proven track record of success in Venezuela • This business combination creates the premier Venezuelan gold company that has the ability to unlock the value from this world class gold mining region Concluding Comments

15 E N D E A V O U R F I N A N C I A L 15 Appendix A Technical Disclosure Relating to Rusoro’s and Gold Reserve’s Assets

16 E N D E A V O U R F I N A N C I A L 16 Technical Disclosure Relating to Rusoro’s and Gold Reserve’s Assets Project Category Tonnage Au Grade Au Cu Grade Cu Million g/t ozs (000's) percent M pounds Las Brisas (a) Proven 238 0.71 5,429 0.12 643 Probable 245 0.61 4,800 0.14 746 Sub total Las Brisas 483 0.66 10,229 0.13 1,389 Choco 10 (4) Proven 2.7 2.70 234 Probable 15.0 3.32 1,596 Sub total Choco 10 17.7 3.21 1,830 Isidora (4) Proven 0.07 37.2 84 Probable 0.11 28.8 101 Sub total Isidora 0.18 32.1 185 Grand Total Proven 240 0.74 5,747 Probable 260 0.78 6,497 Grand Total - Gold 501 0.76 12,244 Grand Total - Copper 483 0.13 1,389 Reserves Category Tonnage Au Grade Au Mt g/t Ozs (000's) Reserves - Proven and Probable 501 0.76 12,244 Resources - Measured & Indicated 644 0.92 18,935 Resources - Inferred 232 1.25 9,302 Combined Company – All Categories

17 E N D E A V O U R F I N A N C I A L 17 Technical Disclosure Relating to Rusoro’s and Gold Reserve’s Assets Measured & Indicated Resources – Inclusive of Reserves Projects Category Tonnage Au Grade Au Cu Grade Cu Million g/t ozs (000's) percent M pounds Las Brisas (a) Measured 256 0.71 5,853 0.12 674 Indicated 300 0.62 5,986 0.13 888 Choco 10 (4) Measured 2.60 2.86 243 Indicated 56.3 2.45 4,432 Isidora (4) Measured 0.11 29.1 100 Indicated 0.36 19.8 230 Increible 6 Indicated 23.5 2.1 1,590 San Rafael / El Placer Indicated 0.64 19.4 399 Valle Hondo Indicated 3.5 0.9 101 Ceiba Indicated - - - Total Measured and Indicated Measured 259 0.74 6,196 Indicated 385 1.03 12,738 Total 644 0.92 18,935

18 E N D E A V O U R F I N A N C I A L 18 Technical Disclosure Relating to Rusoro’s and Gold Reserve’s Assets Projects Tonnage Au Grade Au Cu Grade Cu Mt g/t ozs (000's) percent M pounds Las Brisas (a) 121.1 0.59 2,278 0.12 316 Choco 10 (4) 42.9 2.19 3,017 Increible 6 17.5 1.95 1,100 Isidora (4) 0.1 14.10 45 Twin Shear 1.2 12.50 482 Days 0.2 5.52 37 San Rafael / El Placer 0.7 23.20 524 Valle Hondo 47.0 0.90 1,360 Ceiba 1.6 9.20 459 Total Inferred Resources 232.2 1.25 9,302 Inferred Resources

RUSORO MINING

Notes to Technical Disclosure

NOTES: All Resources reported include Reserves.

(a) Resources for Las Brisas are taken from Gold Reserve's public filings and are reported at a cut-off of 0.4 g/t AuEq where AuEq = Au (gpt) + Cu (%)*1.16.

Notes for all Rusoro Resources and Reserves:

(1) Reserves and resources are NI 43-101 compliant and follow the definitions for proven and probable reserves and measured, indicated and inferred resource established by the CIM.

(2) Mineral resource estimates which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(3) The quantity and grade of reported inferred resources in these estimates is uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured category.

(4) Choco 10 reserves are reported as 100%; 95% are attributable to Rusoro. Isidora reserves are 100% attributable to Rusoro until the Mixed Enterprise with MIBAM is established. All resources reported include reserves

The key assumptions, parameters and methods used for each of the resource and reserve estimates are summarized in the following table:

Project	Independent Consultant	Date	Method	Cut Off	Grade Cap	Density (g/cm3)	Gold Price for Reserves
Brisas	Information sourced from public filings						
Choco 10	Micon	November 2007	3D computer models, uniform conditioning and kriged estimated grades	0.5 g/t	50.0 g/t	1.7 - 2.8	$500 - $550
Isidora	Micon	August 2008	Seam Model with inverse distance cubed method using Vulcan Software	8.0 g/t	200.0 g/t	2.67 - 2.80	$570
Twin Shear	SW-RPA	August 2008	3D geological model using inverse distance squared	8.0 g/t	50.0 g/t	2.7	n/a
Increible 6	Micon	February 2008	Partial Block model using Gemcom software and inverse distance squared	0.5 g/t	20-40 g/t	2.0 - 2.7	n/a
SREP	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	8.0 g/t	80.0 g/t	2.8	n/a
Days	Micon	October 2008	3D geological model using Gemcom software and inverse distance squared	2.0 & 8.0 g/t	30.0 g/t	2.0 - 2.8	n/a
Ceiba	SW-RPA	April 2007	Polygonal using Gemcom Software	0.5 g/t	36.0 g/t	2.8	n/a
Valle Hondo	SW-RPA	April 2007	Block Model using ordinary kriging	0.5 g/t	20.0 g/t	2.00 - 2.65	n/a

For further information on Rusoro's gold projects see Rusoro's NI 43-101 reports available on www.sedar.com:

- Technical Report on the San Rafael-El Placer and Days Vein Deposits, Bolivar State, Venezuela, dated October 2, 2008.
- Technical Report on the Mining and Processing Operations of Hecla Mining Company, Estado Bolivar, Venezuela dated August 1, 2008.
- Technical Report on the Increible 6 Property, Bolivar State, Venezuela, dated November 14, 2007, as revised February 14, 2008.
- Technical Report on the PMG (Gold Fields) Choco 10 Concession and Mine, Estado Bolivar, Venezuela dated November 21, 2007.
- Technical Report and Mineral Resource Estimate, Ceiba II Project, Bolivar State, Venezuela dated April 9, 2007.
- Technical Report and Mineral Resource Estimate, Valle Hondo Project, Bolivar State, Venezuela dated April 9, 2007.

Information on Gold Reserve's gold projects is derived from 43-101 reports publicly filed by Gold Reserve. For further information on Gold Reserve's gold projects see Gold Reserve's NI 43-101 reports available on www.sedar.com

Rusoro's information presented in the preceeding tables is derived from information and data contained in technical reports, all of which are listed above, prepared pursuant to NI 43-101. Mr. Gregory Smith, P. Geo., the Vice-President Exploration of Rusoro, is the "Qualified Person", as defined in NI 43-101, and is responsible for the scientific and technical aspects of this presentation. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

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20 E N D E A V O U R F I N A N C I A L 20 Appendix B Rusoro and Gold Reserve Market Data

21 E N D E A V O U R F I N A N C I A L 21 Rusoro & Gold Reserve – Market Data Rusoro – Key Market Data Current Share Price (12 Dec, 08) Cdn$0.36 Issued Shares million 390.8 Market Capitalization US$ million $113.0 Cash (Sept 30, 2008) US$ million $17.0 Long-Term Debt (Sept 30, 2008) US$ million $80.0 Enterprise Value US$ million $176.0 Gold Reserve – Key Market Data Current Share Price (12 Dec, 08) Cdn$0.45 Issued Shares million 56.9 Market Capitalization US$ million $20.6 Cash (Sept 30, 2008) US$ million $101.7 Long-Term Debt (Sept 30, 2008) US$ million $103.5 Enterprise Value US$ million $22.4 Source: Bloomberg closing share prices of Rusoro and Gold Reserve on theTSXV and TSX, respectively. Rusoro and Gold Reserve Third Quarter 2008 Financial Statements. Enterprise Value equals market capitalization minus cash adding long-term debt.

22 E N D E A V O U R F I N A N C I A L 22 ANY QUESTIONS OR REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO THE INFORMATION AGENT: 100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1 North American Toll Free Number: 1- 888-605-7615 Banks and Brokers Call Collect: 1-212-806-6859 Shareholder Contact Information